CUSIP 74837R104             SCHEDULE 13G             Page 1 of 5 Pages


                             UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

                             SCHEDULE 13G
                            (Rule 13d-102)


      INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
 RULES 13d-1(b), (c), and (d) AND AMENDMENTS THERETO FILED PURSUANT TO
                             RULE 13d-2(b)

                           (Amendment No. 5)


                      QUICKSILVER RESOURCES INC.
                      --------------------------
                           (Name of Issuer)

                     Common Stock, $0.01 par value
                     -----------------------------
                    (Title of Class of Securities)

                               74837R104
                               ---------
                            (CUSIP Number)

                           December 31, 2003
                           -----------------
        (Date of Event Which Requires Filing of This Statement)

		Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

		[x]  Rule 13d-1(b)

		[ ]  Rule 13d-1(c)

		[ ]  Rule 13d-1(d)


		*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

		The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP 74837R104             SCHEDULE 13G             Page 2 of 5 Pages

 1	Name of Reporting Person     WENTWORTH, HAUSER & VIOLICH, INC.(*)<F*>

	IRS Identification No. of Above Person

 2	Check the Appropriate Box if a member of a Group	     (a)  [ ]
								     (b)  [ ]
 3	SEC USE ONLY

 4	Citizenship or Place of Organization	    Washington, United States

   NUMBER OF	   5	Sole Voting Power				    0
     SHARES
  BENEFICIALLY	   6	Shared Voting Power			      670,449
 OWNED BY EACH
   REPORTING	   7	Sole Dispositive Power				    0
  PERSON WITH
		   8	Shared Dispositive Power		      670,449

 9	Aggregate Amount Beneficially Owned by Each Reporting Person  670,449

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain	  [ ]
	Shares

11	Percent of Class Represented by Amount in Row 			2.7%

12	Type of Reporting Person					   IA


_______________________________

<F*>(*)This Amendment No. 5 to Schedule 13G is being filed solely to correct a typographical error in the percentage listed in Item 11 on page 2 of Amendment No. 4 to Schedule 13G; there is no change in the holdings. The correct percentage is 2.7%




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CUSIP 74837R104             SCHEDULE 13G             Page 3 of 5 Pages

Item 1(a).	Name of Issuer.

			Quicksilver Resources Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices.

			777 West Rosedale, Suite 300
			Fort Worth, Texas  76104

Item 2(a).	Name of Person Filing.

			Wentworth, Hauser & Violich, Inc. ("Wentworth")

Item 2(b).	Address of Principal Business Office or, if none,
		Residence.

			353 Sacramento Street, Suite 600
			San Francisco, CA  94111

Item 2(c).	Citizenship.

			Washington, United States.

Item 2(d).	Title of Class of Securities

			Common Stock, $0.01 par value

Item 2(e).	CUSIP Number.

			74837R104

Item 3.		Type of Reporting Person.

		If this statement is filed pursuant to Rule 13d-1(b) or Rule 13d-2(b) or (c), check whether the person filing is a:

		(a)	[ ] Broker or dealer registered under section 15
			of the Exchange Act.

		(b)	[ ] Bank as defined in section 3(a)(6) of the
			Exchange Act.

		(c)	[ ] Insurance company as defined in section
			3(a)(19) of the Exchange Act.

		(d)	[ ] Investment company registered under section 8
			of the Investment Company Act of 1940.

		(e)	[x] An investment adviser in accordance with Rule
			13d-1(b)(1)(ii)(E);

		(f)	[ ] An employee benefit plan or endowment fund in
			accordance with Rule 13d-1(b)(1)(ii)(F);

		(g)	[ ] A parent holding company or control person in
			accordance with Rule 13d-1(b)(1)(ii)(G);


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CUSIP 74837R104             SCHEDULE 13G             Page 4 of 5 Pages

		(h)	[ ] A savings association as defined in Section
			3(b) of the Federal Deposit Insurance Act;

		(i)	[ ] A church plan that is excluded from the
			definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

		(j)	[ ] Group, in accordance with Rule
			13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

		Reference is hereby made to Items 5-9 and 11 of page two (2) of this Schedule 13G, which Items are incorporated by reference herein.

		Under the definition of "beneficial ownership" in Rule 13d-3 under the Securities Exchange Act of 1934, it is also possible that the individual directors, executive officers, and/or shareholders of Wentworth might be deemed the "beneficial owners" of some or all of the securities to which this Schedule relates in that they might be deemed to share the power to direct the voting or disposition of such securities. Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that any of such individuals is, for any purpose, the beneficial owner of any of the securities to which this Schedule relates, and such beneficial ownership is expressly disclaimed.

Item 5.	Ownership of Five Percent or Less of a Class.

		If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.	Ownership of More Than Five Percent on Behalf of Another
	Person.

		Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which
	Acquired the Security Being Reported on by the Parent Holding Company.

		Not applicable.

Item 8.	Identification and Classification of Members of the Group.

		Not applicable.

Item 9.	Notice of Dissolution of Group.

		Not applicable.



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CUSIP 74837R104             SCHEDULE 13G             Page 5 of 5 Pages

Item 10. Certification.

		By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                               Signature
                               ---------

		After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


				WENTWORTH, HAUSER & VIOLICH, INC.



				By:  /s/ Bradford Hall
				     ---------------------------------------
				     Bradford Hall, Chief Compliance Officer




DATED:  February 10, 2004